# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fat Brands, Inc, CIK 0001705012
CUSIP: 30258N105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9720 WILSHIRE BLVD.,, 9720 WILSHIRE BLVD.,, BEVERLY HILLS, California (CA), 90212
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001829126-22-005563
Filed by CIK 0001914177

## Reporting persons
- HOT GFG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,794,766; sole dispositive power 0; shared dispositive power 1,794,766; aggregate amount beneficially owned 1,794,766 (1.1% of the class)
- Serruya Rachel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,794,766; sole dispositive power 0; shared dispositive power 1,794,766; aggregate amount beneficially owned 1,794,766 (1.1% of the class)

## Item 1. Issuer
Name of issuer: Fat Brands, Inc
Address of issuer's principal executive offices: 9720 WILSHIRE BLVD.,, 9720 WILSHIRE BLVD.,, BEVERLY HILLS, CALIFORNIA, 90212.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A (this "13G/A") is being filed jointly by HOT GFG LLC, a Delaware limited liability company ("HOT GFG"), and Ms. Rachel Serruya, an individual (together with HOT GFG, the "Reporting Persons").

The securities reported in this 13G/A are held directly by HOT GFG. Ms. Rachel Serruya is the sole Director and President of HOT GFG, and as such, Ms. Rachel Serruya may be deemed to have voting and investment power over such securities held by HOT GFG. Ms. Rachel Serruya disclaims beneficial ownership of such securities for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent of her indirect pecuniary interest therein, if any, and this 13G/A shall not be deemed an admission that she is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purposes.

The Reporting Persons have previously entered into a Joint Filing Agreement, dated March 8, 2022 and incorporated as Exhibit 99.1 to the Schedule 13G filed on March 8, 2022, pursuant to which the Reporting Persons have agreed to file jointly the Schedule 13G and any subsequent amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

This Amendment No. 1 amends the Schedule 13G filed on March 8, 2022 to reflect the sale by HOT GFG of shares of Class A Common Stock ("Common Shares") of Fat Brands, Inc. ("Issuer") from February 21, 2024 to November 13, 2025. The percentages in this filing are based on 16,668,520 Common Shares issued and outstanding as of October 24, 2025 as reported in Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 13, 2025.

As of the date of this Amendment No. 1, HOT GFG beneficially owns no Common Shares and 1,544,623 shares of Issuer's Series B Cumulative Preferred Stock.
Address of principal business office or, if none, residence:
The address of the principal business office of HOT GFG is 210 Shields Court, Markham, Ontario L3R 8V2, Canada.

The address of the principal business office of Ms. Rachel Serruya is 1179 Katella Street, Laguna Beach, California 92651.
Citizenship:
HOT GFG is a Delaware limited liability company.

Ms. Rachel Serruya is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
HOT GFG LLC 1,794,766
Rachel Serruya 1,794,766
Percent of class:
HOT GFG LLC 1.1%
Rachel Serruya 1.1%
Sole power to vote or to direct the vote:
HOT GFG LLC 0
Rachel Serruya 0
Shared power to vote or to direct the vote:
HOT GFG LLC 1,794,766
Rachel Serruya 1,794,766
Sole power to dispose or to direct the disposition:
HOT GFG LLC 0
Rachel Serruya 0
Shared power to dispose or to direct the disposition:
HOT GFG LLC 1,794,766
Rachel Serruya 1,794,766

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement, dated March 8, 2022, by and between the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed on March 8, 2022.

## Signatures
- HOT GFG LLC: /s/ Rachel Serruya, Rachel Serruya, Sole Director and President (02/13/2026)
- Serruya Rachel: /s/ Rachel Serruya, Rachel Serruya (02/13/2026)